CERTIFICATE OF QUALIFIED PERSON

As an author of the report entitled "Technical Report on Peak Gold Mines, New South Wales, Australia", dated January 1, 2009 (the "Technical Report"), I, Rex Berthelsen, do hereby certify that:

1.

I am employed as Principal Geologist of New Gold Inc.

2.

I am a member of the Australasian Institute of Mining & Metallurgy. I graduated from the University of South Queensland with a Bachelor of Applied Science in 1990 and I graduated from James Cook University with a Post Graduate Diploma in Science in 1991.

3.

I have worked as a geologist in the minerals industry for 18 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for gold and base metals.

4.

I am employed by New Gold Inc. and was previously Chief Geologist with Peak Gold Mines Pty Ltd. I have worked for Peak Gold Mines since 2001 and have supervised and managed much of the data collection, interpretation and modelling of the Cobar Goldfield deposits since that time.

5.

I am responsible for the preparation of Sections 7-15, 17.1 to 17.7, and 22 of the Technical Report.

6.

I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

7.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 15th day of April, 2009.

/s/ Rex Berthelsen
Rex Berthelsen